SCMP GROUP

NEWSPAPER ... RETAIL VENTURES

Direct Line 2680 8805 Direct Fax 2680 8860

82-3327

BY REGISTERED POST

02055091

17 September 2002

Exemption No. 33-51010

SUPPL

02 SEP 30 AM 10:10

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Delay in Despatch of Offer Document

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Enclosure

VL/jc

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